Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in Computer, Communications and Consumer-Electronics Products Market

SHANGHAI, November 10, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s wholly owned subsidiary, NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd, and a controlled affiliate, Fanlunke Supply Chain Management (Shanghai) Co., Ltd, have respectively entered into a supply chain framework agreement with Shanghai Hanyan Communication Technology Co., Ltd. (“SHCT”), a company engaged in the distribution of computer, communications and consumer-electronics (“3C”) products, and a related purchase and sale framework agreement with China Post and Telecommunications Equipment East China Co., Ltd.(“CPTE”), a state-owned enterprise. These agreements represent a significant initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the 3C products market.

The 3C products market has shown a significant growth potential in China. According to Statista, the revenue of the personal computer market in China is projected to reach US$38.13 billion in 2022. The cumulative revenue of the telecommunications market in China was about RMB127.9 billion (approximately US$17.6 billion) in August 2022. The revenue of the consumer electronics market in China amounts to US$251.4 billion in 2022.

These agreements were executed as part of Nisun’s supply chain trading operations. Nisun would purchase 3C products from SHCT based on the order of CPTE and arrange for delivery of the products to the designated locations or customers. The Company anticipates the transaction volume under these agreements to reach RMB$200 million (approximately US$27.3 million) through 2023.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun, commented. “We are excited to cooperate with SHCT and CPTE. SHCT has extensive experience in the distribution of 3C products and has been authorized by multiple popular first-tier 3C brands to sell their products, such as Apple, Huawei and Xiaomi. As a state-owned enterprise, CPTE has a strong influence in the Shanghai market. By integrating SHCT’s and CPTE’s advantages and resources, we are able to continue to improve our supply chain dynamic while increasing our presence in the 3C products market. We believe this initiative will optimize our supply chain ecosystem and create long-term value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333